PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus dated August 27, 2024)	Registration No. 333-281185

Up to $50,000,000

DEFI DEVELOPMENT CORP.

(f/k/a JANOVER INC.)

Shares of Common Stock

This Prospectus Supplement amends and supplements the information in the prospectus, dated August 1, 2024, as amended on August 27, 2024, and April 15, 2025 (together hereinafter referred to as the “ATM Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.00001 per share, having an aggregate offering price of up to $50,000,000 pursuant to the terms of that certain At the Market Offering Agreement (the “Sales Agreement”), dated August 1, 2024, as amended, with R.F. Lafferty & Co., Inc. (“Lafferty”). This Prospectus Supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, and any future amendments or supplements thereto.

We are filing this Prospectus Supplement to amend the ATM Prospectus to increase the maximum amount of shares that we are eligible to sell pursuant to the Sales Agreement. As a result of our public float increasing above $75.0 million since the filing of the ATM Prospectus, we are no longer subject to the limits in General Instruction I.B.6 of Form S-3, and can hereafter offer and sell shares of our common stock having an aggregate offering price of up to $50,000,000 pursuant to the Sales Agreement. Pursuant to this Prospectus Supplement, we are registering the offer and sale of up to the entire $50,000,000 of shares of our common stock.

On April 17, 2025, we amended our Amended and Restated Certificate of Incorporation, as amended, to effect a change of the Company’s name from “Janover Inc.” to “DeFi Development Corp.” (the “Name Change”). The Name Change became effective at 4:00 p.m. Eastern Time on April 17, 2025.

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “DFDV.” In connection with the Name Change, we also applied for, and received effectiveness on our new trading symbol for the Company’s common stock on The Nasdaq Capital Market, which updated from the earlier “JNVR” to now “DFDV”.

On May 5, 2025, the last reported sale price of our Common Stock, as reported by Nasdaq was $71.89 per share.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page 4 of the ATM Prospectus and in the documents incorporated by reference in the ATM Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the ATM Prospectus and accompanying prospectus. Any representation to the contrary is a criminal offense.

R.F. Lafferty & Co., Inc.

The date of this prospectus supplement is May 6, 2025.

RECENT DEVELOPMENTS

Change in Control

On April 4, 2025, Blake Janover, then Chief Executive Officer and Chairman of Janover Inc. (the “Company,” “we” or “us”), entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Defi Dev LLC, a Delaware limited liability company (“Defi Dev”), and 3277447 Nova Scotia Ltd, a corporation formed under the laws of Nova Scotia, Canada (“NS Corp”) to sell (i) 728,632 shares of Common Stock, with each share of common stock entitled to one vote per share and representing approximately 51.0% of the Company’s 1,579,946 issued and outstanding shares of common stock and (ii) 10,000 shares of Series A Preferred Stock of the Company, with each share of Series A Preferred Stock entitled to 10,000 votes per share on all matters entitled to be voted upon by the common stock unless otherwise prohibited by law. Defi Dev and NS Corp were previously unaffiliated parties to the Company. Defi Dev purchased 412,041 shares of common stock and 5,500 shares of Series A Preferred Stock for $2,253,235 utilizing funds contributed by its managing member and other members. A portion of the funds for the purchase of shares by DeFi Dev came from a loan from Joseph Onorati. NS Corp purchased 316,591 shares of common stock and 4,500 shares of Series A Preferred Stock for $1,746,765 utilizing funds contributed by its controlling stockholder. The aggregate purchase price was $4,000,000. The transactions under the Purchase Agreement constituted a change in control of the Company.

Change in Management

Effective as of April 4, 2025, Samuel Haskell, Marcelo Lemos and Ned Siegel resigned from the Board of Directors of the Company (“the Board”) and, to the extent applicable, all committees thereof. The Directors’ resignations were not related to any disagreement with the Company.

On April 4, 2025, the Board elected Joseph Onorati, Marco Santori and Zachary Tai as Directors of the Company, to fill the vacancies on the Board. Mr. Santori was appointed to serve on the Audit Committee and Nominating and Corporate Governance Committee of the Board and Mr. Tai was appointed to serve on the Audit Committee and Compensation Committee and Nominating and Corporate Governance Committee of the Board.

After such replacements, the new Board is composed of Mr. Janover, Mr. Caragol (independent), Mr. Onorati (chairman), Mr. Santori (independent) and Mr. Tai (independent). The Audit Committee is composed of Mr. Santori, Mr. Caragol and Mr. Tai. The Compensation Committee is composed of Mr. Caragol and Mr. Tai. The Nominating and Corporate Governance Committee is composed of Mr. Santori and Mr. Tai and Mr. Caragol.

On April 4, 2025, the Board made the following officer appointments:

●	Mr. Onorati was appointed by the Board as the Chief Executive Officer of the Company. Mr. Onorati, age 41, most recently served as chief strategy officer at Kraken Digital Asset Exchange, working at Payward, Inc. (“Kraken”) from 2016 to 2024. Previously, he was at CaVirtEx, the first Bitcoin exchange in Canada, from 2013 to 2015 where he was appointed as interim CEO, until he sold the company to Coinsetter, which was later acquired by Kraken. Mr. Onorati succeeds Mr. Janover as CEO of the Company. Mr. Janover will remain as an employee of the Company serving as chief commercial officer and will lead the Company’s existing AI-powered online commercial real estate platform.

●	Parker White was appointed by the Board as the Chief Operating Officer and Chief Investment Officer of the Company. Mr. White, age 31, previously served as an Engineering Director at Kraken Digital Asset Exchange from December 2018 to March 2025. He also runs a Solana validator with $75 million in delegated stake. Earlier in his career, Mr. White served as the Director of Research and Trading for TCG Advisors, a $2 billion institutional asset manager, from May 2014 to December 2018.

●	Blake Janover, former CEO of the Company, was appointed by the Board as the Chief Commercial Officer of the Company.

On April 17, 2025, the Board appointed Fei “John” Han as Chief Financial Officer of the Company. Mr. Han brings over 15 years of experience across traditional finance and crypto, with a track record of leadership at some of the crypto industry’s most recognized institutions. Most recently, he served as CFO at blockchain-company Provable, and prior to that, held multiple senior roles at Binance including Vice President of Finance and Head of Finance for Europe, the Middle East, Africa, LATAM, and Canada. Earlier in his career, he led Strategic Finance at Kraken, where he worked closely with Parker White and Joseph Onorati and played a key role in scaling the business during a period of rapid growth. Han began his career in equity research at Goldman Sachs and later served as an investor at Nezu Asia Capital and Driehaus Capital.

The SOL Strategy

The Company has adopted a treasury policy under which the principal holding in its treasury reserve on the balance sheet will be allocated to digital assets, starting with Solana (“SOL”) by applying a proven public-market treasury model to an asset that’s earlier in its lifecycle, structurally reflexive, and vastly underexposed as compared to Bitcoins. The Board of Directors approved the Company’s new treasury policy on April 4, 2025, authorizing long-term accumulation of Solana. The Company also aims to operate one or more Solana validators, enabling it to stake its treasury assets, participate in securing the network, and earn rewards that can be reinvested.

Convertible Notes and Warrants

On April 4, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with the investors identified on the signature pages thereto (the “Investors”), pursuant to which the Company issued to the Investors $41,950,000 million in aggregate principal amount of convertible notes (the “Notes”), which are convertible into the Company’s common stock, par value $0.00001 per share (“Common Stock”), together with warrants issued for each $1,000 in principal amount of convertible notes purchased to purchase (1) approximately 8.333 shares of Common Stock at an exercise price of $120 per share (“Warrant 1”) and (2) approximately 6.666 shares of Common Stock at an exercise price of $150 per share (“Warrant 2” and, together with Warrant 1, the “Warrants”).

Convertible Note

The Notes accrue interest at a rate of 2.5% per year, paid in cash quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, and mature on April 6, 2030. The Notes are convertible at any time prior to the Maturity Date, conditioned on the requirement that the Company’s market capitalization equaled or exceeded $100 million on the day prior to the conversion date. The conversion price has been set at $68.19, the last reported sale price of the Common Stock on The Nasdaq Stock Market on the date that the Company’s market capitalization first exceeded $100 million. The conversion price will not be adjusted, except for customary anti-dilution and dividend protection. Conversion of the Notes, together with any accrued and unpaid interest, if any, at the time of conversion will be settled in shares of Common Stock.

The holders of the Notes have the right to require the Company to repurchase the Notes at a price equal to 100% of par plus accrued and unpaid interest, if any, on April 6, 2028. In addition, the Company may redeem the notes on or after April 6, 2028 if the last reported sale price of the common stock has been at least 130% of the conversion price for at least 20 trading days during a period of 30 consecutive trading days at a price equal to 100% of par plus accrued and unpaid interest, if any.

The Notes provide that the holder may not convert any portion of such holder’s Notes to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after conversion, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion.

The Notes contain certain other customary covenants and customary events of default provisions.

Warrants

The Warrants exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance. The Exercise Prices are subject to adjustments upon the issuance of stock dividends, and subdivision or combinations of shares of Common Stock by the Company.

Warrants for certain investors provide that the holder may not exercise any portion of such holder’s Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

Registration Rights

Pursuant to the Securities Purchase Agreements, the Company has agreed to enter into a customary registration rights agreement with the Investors within 30 business days of the date of the Securities Purchase Agreements.

Name Change and Symbol Change

On April 17, 2025, we amended our Certificate of Incorporation to effect a change of the Company’s name from “Janover Inc.” to “DeFi Development Corp.”. The Name Change became effective at 4:00 p.m. Eastern Time on April 17, 2025. Following the Name Change, the new trading symbol for the Company’s common stock on The Nasdaq Capital Market is “DFDV”, which went effective on May 5, 2025.

Change of Auditors

dbbmckennon, an independent registered public accounting firm, resigned as our independent registered public accounting firm on April 21, 2025, and we appointed Wolf & Company, P.C., as our independent registered public accounting firm, effective as of April 21, 2025, to audit and report on our consolidated financial statements for the year ended December 31, 2025. The change of auditors was due to the specific subject matter expertise required to audit the Company’s new business strategy and crypto treasury (Solana) related assets. The audit reports on the Company’s consolidated financial statements for the fiscal years ended December 31, 2024 and 2023, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2024 and 2023, (i) there were no disagreements, as defined in Item 304(a)(1)(iv) of Regulation S-K, between the Company and its auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Auditor, would have caused the Auditor to make reference to the subject matter of such disagreements in connection with its reports on the Company’s financial statements for such years and interim period, and (ii) there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K. For details, see our current report on Form 8-K filed with the SEC on April 24, 2025, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Securities Purchase Agreement for Private Investment in a Public Entity

On May 1, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with several investors identified on the signature pages thereto (the “Investors”) and a related registration rights agreement (“RRA”) in connection with the issuance and sale in a private placement of the following securities to the Investors for gross proceeds of approximately $24 million, issuing: (i) 315,838 shares (the “Shares”) of the Company’s common stock, par value $0.00001 per share (“Common Stock”) and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 207,654 shares of Common Stock (the “Pre-Funded Warrant Shares”) at an exercise price of $0.01 per share. The purchase price for one share of Common Stock was $46.00 and the purchase price for one Pre-Funded Warrant was $45.99 per share.

Validator Business Acquisition

On May 1, 2025, the Company entered into a definitive agreement to acquire a Solana (“SOL”) validator business with an average delegated stake of approximately 500,000 SOL (valued at approximately $75.5 million). The purchase price of $3.5 million was satisfied through a combination of issuance of $3.0 million in restricted Company stock (86,412 common shares) and $500,000 in cash, all payable upon the closing of the said transaction, which occurred simultaneously with the signing of the definitive agreement. Upon completion the validator operation will now be rebranded as DeFi Development Corp., with its staking rewards to be integrated into the Company’s revenue streams, and all SOL owned by DeFi Development Corp. will be eligible to be self-staked through the newly acquired validator business.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below and in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, as well as any amendments thereto reflected in subsequent filings, each of which are incorporated by reference in this prospectus supplement and the accompanying prospectus, and all of the other information in this prospectus supplement and the accompanying prospectuses, including our financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectuses. If any of these risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment. Please also read carefully the section below entitled “Cautionary Note Regarding Forward-Looking Statements.”

The Company is supplementing the risk factors previously disclosed in its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”) with the following risk factors. These risk factors should be read in conjunction with the risk factors included in the Form 10-K.

Our financial results and the market price of our common stock may be affected by the prices of SOL.

As part of our capital allocation strategy for assets that are not required to provide working capital for our ongoing operations, we have invested and will continue to invest in SOL. As of May 5, 2025, we had purchased approximately $47.9 million of SOL, including staking rewards. The price of SOL has historically been subject to dramatic price fluctuations and is highly volatile. Moreover, digital assets, such as SOL, are relatively novel and the application of securities laws and other regulations to such assets is unclear in many respects. It is possible that regulators may interpret laws in a manner that adversely affects the liquidity or value of SOL.

Any decrease in the fair value of SOL below our carrying value for such assets could require us to incur an impairment charge, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings. Any decrease in reported earnings or increased volatility of such earnings could have a material adverse effect on the market price of our common stock. In addition, the application of generally accepted accounting principles in the United States with respect to SOL remains uncertain in some respects, and any future changes in the manner in which we account for our SOL assets could have a material adverse effect on our financial results and the market price of our common stock.

In addition, if investors view the value of our common stock as dependent upon or linked to the value or change in the value of our SOL holdings, the price of SOL may significantly influence the market price of our common stock.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our SOL assets, we may lose some or all of our SOL assets and our financial condition and results of operations could be materially adversely affected.

Security breaches and cyberattacks are of particular concern with respect to our investment in SOL. While we use highly reviewed and audited custody solutions, a successful security breach or cyberattack could result in a partial or total loss of our SOL assets in a manner that may not be covered by insurance or indemnity provisions of our custody agreements with those custodians. Such a loss could have a material adverse effect on our financial condition and results of operations.

We face other risks related to our SOL treasury reserve business model.

Our SOL treasury reserve business model exposes us to various risks, including the following:

●	SOL and other digital assets are subject to significant legal, commercial, regulatory, and technical uncertainty, and our SOL strategy subjects us to enhanced regulatory oversight;

●	regulatory changes could impact our ability to operate validators or receive rewards;

●	regulatory scrutiny of the Company’s activities may increase, potentially limiting our operations;

●	potential litigation risks exist related to smart contract vulnerabilities, validator operations, or our business activities;

●	we could be subject to lawsuits alleging violations of securities laws if SOL is deemed a security;

●	if our SOL holdings and staking activities are deemed to meet the definition of an “investment company” under the Investment Company Act of 1940, we could face compliance obligations or enforcement actions;

●	the Securities and Exchange Commission has previously referred to SOL as a potential security in enforcement actions against major exchanges, though those cases have since been dismissed;

●	our operations may be subject to enhanced scrutiny and compliance requirements if SOL is classified as a security in the future;

●	uncertainty around SOL’s regulatory status may impact our ability to list on certain exchanges;

●	changes in political administration may not guarantee a favorable regulatory environment for SOL;

●	future Securities and Exchange Commission actions or court decisions could retroactively classify SOL as a security, potentially leading to penalties or forced unwinding of transactions; and

●	increased regulatory focus on Layer-1 blockchains beyond Bitcoin and Ethereum could result in new compliance requirements.

USE OF PROCEEDS

We may issue and sell shares of our common stock having aggregate gross sales proceeds of up to $41.3 million from time to time, through Lafferty. Because there is no minimum offering amount required as a condition of this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.

We currently intend to use the net proceeds of this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses and products that are complementary to our own, although we have no current plans, commitments or agreements with respect to any acquisitions as of the date of this prospectus supplement. Accordingly, we will retain broad discretion over the use of these proceeds. To the extent we do not use the net proceeds as described above, we intend to invest any remaining net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. federal government.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, ages and titles of our directors, executive officers and key personnel:

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of the date hereof.

Name	Age	Position
Joseph Onorati	41	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
John (Fei) Han	37	Chief Financial Officer (Principal Financial Officer/Principal Accounting Officer)
Parker White	31	Chief Operating Officer and Chief Investment Officer
Blake Janover	42	Chief Commercial Officer and Director
William Caragol	58	Independent Director
Marco Santori	42	Independent Director
Zachary Tai	37	Independent Director

Executive Officers

Joseph Onorati was appointed the Chief Executive Officer and Chairman of the Board of Directors of the Company on April 4, 2025. Mr. Onorati served as chief strategy officer at Kraken Digital Asset Exchange, working at Kraken from 2016 to 2024. Previously, he was at CaVirtEx, the first Bitcoin exchange in Canada, from 2013 to 2015 where he was appointed as interim CEO, until he sold the company to Coinsetter, which was later acquired by Kraken. With a master’s degree in economics, with a focus on monetary theory, and a background in public policy, think tanks and advisory roles for crypto companies, he’s been a DeFi yield farmer since 2020.

John (Fei) Han was appointed Chief Financial Officer of the Company on April 17, 2025. Mr. Han brings over 15 years of experience across traditional finance and crypto, with a track record of leadership at some of the crypto industry’s most recognized institutions. Most recently, he served as CFO at blockchain-company Provable, and prior to that, held multiple senior roles at Binance including Vice President of Finance and Head of Finance for Europe, the Middle East, Africa, Latin America, and Canada. Earlier in his career, he led Strategic Finance at Kraken, where he worked closely with Parker White and Joseph Onorati and played a key role in scaling the business during a period of rapid growth. Han began his career in equity research at Goldman Sachs and later served as an investor at Nezu Asia Capital and Driehaus Capital.

Parker White was appointed the Chief Operating Officer and Chief Investment Officer of the Company on April 4, 2025. Mr. White served as an Engineering Director at Kraken Digital Asset Exchange from December 2018 to March 2025. He also runs a Solana validator with $75 million in delegated stake. Earlier in his career, Mr. White served as the Director of Research and Trading for TCG Advisors, a $2 billion institutional asset manager, from May 2014 to December 2018. After receiving his CFA, Mr. White entered the Crypto space in 2017, running an algo trading startup throughout 2018. Parker has been active in Solana since 2021, has been an angel investor in Crypto since 2020, and sits on the Advisor Board at TVP for the Bitcoin Venture Fund Series (BVF 1 & BVF 2).

Blake Janover was appointed the Chief Commercial Officer and Director of the Company on April 4, 2025. Mr. Janover is the Founder and former Chairman and Chief Executive Officer of the Company. He currently has more than 15 years of experience as an entrepreneur and a history of running multiple businesses relating to multifamily and commercial property finance, business financing, real estate, technology, consulting, and management and marketing services. Before founding the Company in November 2018, from 2004 to 2019, Mr. Janover served as a consultant on various real estate projects, such as multifamily and commercial real estate finance projects, as well as a partner in a large apartment development in Miami. Having overseen underwriting, origination, and advisory on commercial, multifamily, and residential real estate loans, Blake Janover is uniquely suited to operate Company’s software, AI and proptech business lines.

Mr. Janover was an Official Member of the Forbes Real Estate Council, an On Deck Proptech and Scale Fellow and graduated from Harvard Business School’s Owner/President Management Program (OPM) in November 2023. He is an Entrepreneur in Residence at Florida Atlantic University and a NATSEC Fellow at the National War College Alumni Association.

Directors

Joseph Onorati – please see above.

Blake Janover – please see above.

William Caragol was appointed to the Board of the Company effective July 24, 2023. Mr. Caragol is the Chief Financial Officer of Mainz Biomed, N.V. (NASDAQ: MYNZ) since July of 2021. From 2018 to the present, Mr. Caragol has also been Managing Director of Quidem LLC, a corporate advisory firm. Since 2015, Mr. Caragol has been Chairman of the Board of Thermomedics, Inc., a medical diagnostic equipment company and he served on the board of directors of Greenbox POS (NASDAQ: GBOX) from 2021 to April 2023. Since November 2021 Mr. Caragol has also served as the Chief Operating Officer of Iron Horse Acquisitions Corp. (NASDAQ: IROH).  Mr. Caragol, since July 2021, is also on the Board of Directors of Worksport Ltd. (Nasdaq: WKSP), an emerging company in the electric vehicle and alternative energy sector. Mr. Caragol earned a B.S. in business administration and accounting from Washington and Lee University and is a member of the American Institute of Certified Public Accountants.

Marco Santori was appointed to the Board of the Company effective April 4, 2025. Mr. Santori formerly held roles as Chief Legal Officer at Kraken, President of Blockchain.com, Partner at Cooley, Fintech Advisor to the International Monetary Fund, and inventor of the SAFT Framework. One of the earliest attorneys operating in Crypto, Mr. Santori is one of the first lawyers in Crypto who used his practice to find a way to work with Crypto, not against it.

Zachary Tai was appointed to the Board of the Company effective April 4, 2025. Mr. Tai most recently held a role as VP of Operations & Strategy at Everclear, a blockchain infrastructure protocol, overseeing broader finance, legal, operations, and strategy functions. Prior to that, Mr. Tai spent over 4 years as a Director of Strategy and Business Operations at Kraken, spearheading various corporate strategy and scaling initiatives. Prior to Kraken, Mr. Tai held several roles in private equity, including 5 years at Cerberus Capital Management focused on frontier and emerging market investments, often residing across a wide array of developing markets.

Committees

The Audit Committee is composed of Mr. Santori, Mr. Caragol and Mr. Tai. The Compensation Committee is composed of Mr. Caragol and Mr. Tai. The Nominating and Corporate Governance Committee is composed of Mr. Santori, Mr. Tai and Mr. Caragol.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. Our board of directors or an authorized committee thereof is responsible for approving equity grants.

On April 9, 2025, the Board approved an amendment to the Company’s 2023 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder to 500,000 shares, subject to stockholder approval if and as required by applicable law or the terms of the plan.

Outstanding equity awards at the date hereof

	Option awards				Stock awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units that have not vested	Equity incentive plan awards: Number of shares or units of stock that have not vested (#)	Award expiration date

Joseph Onorati - CEO (PEO)	43,140	-	-	$27.38	04/09/35	-	$-	-	-
John (Fei) Han - CFO (PFO)	25,855	-	-	$27.38	04/09/35	-	$-	-	-
Parker White - COO, CIO	27,427	-	-	$27.38	04/09/35	-	$-	-	-
Blake Janover - CCO	-	-	-	$-	-	10,000	$512,100	10,000	1/1/2029
William Caragol	25,000			$18.68	2/10/35 & 7/24/35	3,125	$160,031	3,125	1/1/2029
Marco Satori	-	-	-	$-	-	-	$-	-	-
Zachary Tai	-	-	-	$-	-	1,000	$51,210	1,000	1/1/2029

Option and RSUs Awards

On April 9, 2025 and April 14, 2025, the Company granted Stock Options and Restricted Stock Units (RSUs) under the Company’s 2023 Equity Incentive Plan to the Directors, Executive Officers and certain key employees of the Company as a retention and incentive mechanism to attract and retain top talent in a competitive market, as described below.

Except for the RSUs held by Marco Santori and Daniel Faria, which will vest immediately, one-fourth (1/4th) of the RSUs and Stock Options held by each beneficiary will vest on the one year anniversary of the grant date, and thereafter, 1/36th of the RSUs and Stock Options held by each beneficiary will be scheduled to vest on each of the 36 consecutive monthly vesting dates that occur after the first vesting date, in each case subject to the beneficiary continuing to be an employee or service provider of the Company through the applicable vesting date.

Name	Title	Equity Award	Exercise Price
Joseph Onorati	Chief Executive Officer and Chairman	43,140 options	$27.38
Fei (John) Han	Chief Financial Officer	25,855 options	$27.38
Parker White	Chief Operating Officer and Chief Investment Officer	27,427 options	$27.38
Blake Janover	Chief Commercial Officer and Director	10,000 RSUs	$27.38
Marco Santori	Director	10,000 RSUs	$27.38
William Caragol	Director	3,125 RSUs	$27.38
Zachary Tai	Director	1,000 RSUs	$27.38
Bruce Rosenbloom	Employee	5,000 options	$27.38
Dan Kang	Employee	17,500 options	$27.38
Danial Saef	Employee	4,000 options	$27.38
Daniel Faria (Erebor Capital Inc.)	Employee	15,000 options	$27.38
Juan Carlos	Employee	2,000 options	$27.38
Jennifer Olive	Employee	1,000 options	$27.38
Chris Becker	Employee	8,000 RSUs	$51.21
Pete Humiston	Employee	15,000 options	$51.21
Juan Carlos	Employee	1,000 options	$51.21

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 5, 2025, for (i) each of our named executive officers and directors, (ii) all of our named executive officers and directors as a group, and (iii) each other stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares that such person or any member of such group has the right to acquire within sixty (60) days. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons have the right to acquire within sixty (60) days of May 5, 2025, are deemed to be outstanding for such person, but not deemed to be outstanding to compute the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o DeFi Development Corp., 6401 Congress Avenue, Suite 250, Boca Raton, Florida 33487.

	Common Stock			Series A Preferred Stock
Name of Beneficial Owner	Shares		%(1)	Shares	%(2)	Voting Power
Officers and Directors

Joseph Onorati, Chairman and Chief Executive Officer	359,731	(3)	16.75%	4,500	45.00%	44.92%

John (Fei) Han, Chief Financial Officer	92,787	(4)	4.32%	894	8.94%	8.94%

Parker White, Chief Operating Officer and Chief Investment Officer	458,948	(5)	21.37%	4,606	46.06%	46.06%

Blake Janover, Chief Commercial Officer and Director	11,183	(6)	* %	-	-	-

William Caragol, Director	32,500	(7)	1.51%	-	-	-

Marco Santori, Director	31,357	(8)	1.46%	-	-	-

Zachary Tai, Director	1,000	(9)	* %	-	-	-

All executive officers and directors (7 persons)	987,506		45.99%	10,000	100.00%	99.92%

5% or more shareholders

Defi Dev LLC	412,041	(10)	19.19%	-	-	-

3277447 Nova Scotia Ltd.	316,591	(11)	14.74%	-	-	-

Payward, Inc.	150,000	(12)	6.99%	-	-	-

Groundbreaker Technologies, Inc.	85,062	(13)	3.96%	-	-	-

*	Less than 1%

(1)	Based on 2,011,887 shares of common stock outstanding as of May 5, 2025.

(2)	Based on 10,000 shares of Series A Preferred Stock outstanding as of May 5, 2025. Each share of Series A Preferred Stock is entitled to 10,000 votes per share on all matters entitled to be voted upon by the common stock unless otherwise prohibited by law.

(3)	Consists of (i) 316,591 shares of common stock and (ii) 43,140 shares of common stock issuable upon pursuant to a qualified stock option granted to Mr. Onorati under the Company’s 2023 Equity Incentive Plan (“2023 Plan”) on April 9, 2025, for $27.38 per share. The stock option grant will vest over a period of four years.

(4)	Consists of (i) 66,932 shares of common stock and (ii) 25,855 shares of common stock issuable upon pursuant to a qualified stock option granted to Mr. Han under the Company’s 2023 Plan on April 9, 2025, for $27.38 per share. The stock option grant will vest over a period of four years.

(5)

Consists of (i) 431,521 shares of common stock and (ii) 27,427 shares of common stock issuable upon pursuant to a qualified stock option granted to Mr. White under the Company’s 2023 Plan on April 9, 2025, for $27.38 per share. The stock option grant will vest over a period of four years.

(6)

Consists of (i) 1,183 shares of common stock and (ii) 10,000 shares of common stock issuable upon the vesting of restricted stock units (“RSUs”) granted to Mr. Janover under the Company’s 2023 Plan on April 9, 2025. The RSU grant will vest over a period of four years.

(7)

Consists of (i) 4,375 shares of common stock, (ii) 12,500 shares of common stock issuable upon pursuant to a non-qualified stock option granted to Mr. Caragol under the Company’s 2023 Plan on July 24, 2023, for $32.00 per share, (iii) 12,500 shares of common stock issuable upon pursuant to a non-qualified stock option granted to Mr. Caragol under the Company’s 2023 Plan on February 10, 2025, for $5.35 per share, and (iv) 3,125 shares of common stock issuable upon the vesting of RSUs granted to Mr. Caragol under the Company’s 2023 Plan on April 9, 2025. The stock option and RSU grants will vest over a period of four years.

(8)

Consists of (i) 21,357 shares of common stock and (ii) 10,000 shares of common stock issuable upon the vesting of restricted stock units (“RSUs”) granted to Mr. Santori under the Company’s 2023 Plan on April 9, 2025. The RSU grant vested upon the April 9, 2025 issuance.

(9)

Consists of 1,000 shares of common stock issuable upon the vesting of restricted stock units (“RSUs”) granted to Mr. Tai under the Company’s 2023 Plan on April 9, 2025. The RSU grant will vest over a period of four years.

(10)	As of April 4, 2025, based on information provided in a Schedule 13D filed April 8, 2025. Defi Dev LLC listed its address as 1530 P B Ln W5205, Wichita Falls, TX 76302. The principal business of the Defi Dev is to operate as an acquisition entity to hold the Common Shares acquired by certain Reporting Persons. Defi Dev is a manager-managed limited liability company, with Parker White, COO & CIO of Janover Inc., serving as manager.

(11)	As of April 4, 2025, based on information provided in a Schedule 13D filed April 8, 2025. 3277447 Nova Scotia Ltd. (“NS Corp”) listed its address as Box 287, Port Williams, Nova Scotia, B0P1T0, Canada. The principal business of the NS Corp is consulting. NS Corp is a corporation formed under the laws of Canada.

(12)	As of April 11, 2025, based on information provided in a Schedule 13G filed April 11, 2025. Payward, Inc. listed its address as 1603 Capitol Ave., Suite 517B, Cheyenne, WY 82001. Payward’s holdings represents warrants that were part of a convertible note that was issued on April 4, 2025.

(13)	As of December 31, 2024, based on information provided in a Schedule 13G/A filed March 18, 2025. Groundbreaker Technologies, Inc. listed its address as 900 N. Michigan Avenue, Suite 1600, Chicago, IL 60611.

PLAN OF DISTRIBUTION

We have entered into an amendment, dated May 2, 2025, to the “At the Market Offering” Agreement, dated August 1, 2024 with R.F. Lafferty & Co., Inc. under which we may issue and sell shares of our common stock having aggregate sales proceeds of up to the entire $50,000,000 from time to time through the Sales Agent. Any such sales will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through The Nasdaq Capital Market or any other existing trading market for our common stock in the United States or to or through a market maker.

Each time we wish to issue and sell shares of common stock under the Sales Agreement, we will notify the Sales Agent of the number of shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of shares to be sold in any one day and any minimum price below which sales may not be made. Once we have so instructed the Sales Agent, subject to the terms and conditions of the Sales Agreement, the Sales Agent has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of the Sales Agent under the Sales Agreement to sell our shares of common stock are subject to a number of conditions that we must meet.

The Sales Agent will provide written confirmation to us following the close of trading on The Nasdaq Capital Market following each day in which shares of our common stock are sold under the Sales Agreement. Each confirmation will include the number of shares sold on the day, the aggregate gross sales proceeds, the net proceeds to us and the compensation payable by us to the Sales Agent with respect to the sales. The settlement of sales of shares between us and the Sales Agent is generally anticipated to occur on the first trading day following the date on which the sale was made, or such shorter settlement cycle that is in effect under Exchange Act Rule 15c6-1 from time to time. Sales of our shares of common stock as contemplated in this Prospectus Supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and the Sales Agent may agree. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. We will report at least quarterly the number of shares of common stock sold through the Sales Agent under the Sales Agreement, the net proceeds to us and the compensation paid by us to the Sales Agent in connection with the sales of common stock.

Further to the above discussed letter amendment, dated May 2, 2025 to the At the Market Offering” Agreement, dated August 1, 2024 with R.F. Lafferty & Co., Inc., we will pay the Sales Agent a reduced commission equal to 0.5% (from the earlier 2.5%) of the aggregate gross proceeds we receive from each sale of our shares of common stock, effective May 5, 2025. Because there is no minimum offering amount required as a condition of this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. In addition, we agreed to reimburse the Sales Agent for the fees and disbursements of its counsel, payable upon execution of the Sales Agreement, in an amount not to exceed $35,000. We estimate that the total expenses for the offering, excluding any commissions or expense reimbursement payable to the Sales Agent under the terms of the Sales Agreement, will be approximately $45,000. The remaining sale proceeds, after deducting any other transaction fees, will equal our net proceeds from the sale of such shares.

In connection with the sale of the shares of common stock on our behalf, the Sales Agent may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the Sales Agent may be deemed to be underwriting commissions or discounts. We have agreed to indemnify the Sales Agent against certain civil liabilities, including liabilities under the Securities Act. We have also agreed to contribute to payments the Sales Agent may be required to make in respect of such liabilities.

The offering of our shares of common stock pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all shares of our common stock subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein.

The Sales Agent and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates, for which services they have received, or may in the future receive, customary fees. To the extent required by Regulation M promulgated under the Exchange Act, the Sales Agent will not engage in any market making activities involving our common stock while the offering is ongoing under this Prospectus Supplement.

This Prospectus Supplement, and the prior filed base prospectus in electronic format may be made available on a website maintained by the Sales Agent and the Sales Agent may distribute this Prospectus Supplement, all prior ATM Prospectus(s), and the prior filed base prospectus electronically.

WHERE YOU CAN FIND MORE INFORMATION

This Prospectus Supplement amends and supplements the information in the ATM Prospectus we filed with the SEC on August 1, 2024, as amended on August 27, 2024, and April 15, 2025. This Prospectus Supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete, and you should refer to the exhibits that are part of the registration statement or the exhibits to the reports or other document incorporated into this prospectus for a copy of such contract agreement or other document. Because we are subject to the information and reporting requirements under the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the Commission. Our filings with the Commission are available to the public over the Commission’s website at www.sec.gov. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge on our website. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. In addition, you can find more information about us on our website at worksport.com. Information contained on or accessible through our website is not a part of this prospectus and is not incorporated by reference herein, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference into this prospectus is deemed to be part of this prospectus, and any information filed with the SEC after the date of this prospectus will automatically be deemed to update and supersede information contained in this prospectus and any accompanying prospectus supplement.

The following documents previously filed with the SEC are incorporated by reference in this prospectus:

●	The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 27, 2025; and

●	The Registrant’s Current Reports on Form 8-K filed with the SEC on April 7, 2025, April 10, 2025, April 15, 2025, April 23, 2025, April 24, 2025, May 5, 2025 and May 5, 2025 to the extent the information in such report is filed and not furnished.

All filings filed by us pursuant to the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

We also incorporate by reference all additional documents that we file with the Securities and Exchange Commission under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with Securities and Exchange Commission rules.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (561) 559-4111 or by writing to us at the following address:

DeFi Development Corp.

6401 Congress Avenue, Suite 250

Boca Raton, FL 33487

Attn: Investor Relations

DeFi Development Corp.

(f/k/a/ Janover Inc.)

Up to $50,000,000

Shares of Common Stock

PROSPECTUS SUPPLEMENT

May 6, 2025

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 16. Exhibits.

Exhibit Number	Description
1.1##	At the Market Offering Agreement, dated August 1, 2024, by and between R.F. Lafferty & Co., Inc. and the Registrant.
1.2#	Letter Amendment to At the Market Offering Agreement, dated May 2, 2025, by and between R.F. Lafferty & Co., Inc. and the Registrant.
3.1	Amended and Restated Certificate of Incorporation of Janover Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
3.2	Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 23, 2025).
3.3	Series A Preferred Stock Certificate of Designation (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
3.4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on April 23, 2025)
3.5	Certificate of Amendment, effective June 8, 2023, to Amended and Restated Certificate of Incorporation for 1-for-6.82 Reverse Stock Split (incorporated by reference to Exhibit 3.5 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
4.1*	Form of Certificate of Designations, Rights and Preferences of Preferred Stock.
4.2##	Form of Senior Indenture.
4.3##	Form of Subordinated Indenture.
4.4*	Form of Debt Security.
4.5*	Form of Warrant.
4.6*	Form of Warrant Agreement.
4.7*	Form of Unit Agreement.
5.1##	Opinion of Sichenzia Ross Ference Carmel LLP relating to the base prospectus.
5.2##	Opinion of Sichenzia Ross Ference Carmel LLP relating to the ATM prospectus.
23.1##	Consent of dbbmckennon dated August 27, 2024.
23.2##	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.1).
24.1##	Power of Attorney (included on the signature page hereto).
25.1*	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939, as amended.
107##	Filing Fee Table.

#	Filed herewith.
##	Previously filed.
*	If applicable, to be filed by amendment or by a report filed under the Exchange Act and incorporated herein by reference.